TB Fund4 LLC

OFFERING STATEMENT



Issuer Name	TB Fund4 LLC
Doing Business As	Tradebacked Inc
Offering Amount	$100,000 –$5,000,000
Security Type	Secured Loan
Interest Rate	10.00% per annum
Maturity	36 months fully amortizing
Payments	See 'Payment Terms' in Note Purchase Agreement
Security Interest	Repurchase contracts backed by inventory and insurance
Personal Guaranty	None
First Payment	Within 60 days after accepted investment*

*See Note Purchase Agreement for full details regarding exact timing of first payment

COMPANY OVERVIEW

Incorporated in 2021, TradeBacked Inc is a private credit firm providing insured, collateralized inventory financing to U.S.-based SMEs. Operating a Delaware fund registered in Florida, it has secured over $6.5 million in equity commitments from promoters, UHNWIs, and FoFs.

TradeBacked purchases inventory at ~30% discount under repurchase agreements, financing at 70% LTV. Assets are stored in third-party warehouses, independently valued (TCIS), and covered by A-rated Relm Insurance. Legal agreements include repurchase terms, promissory notes, and guarantees. TradeBacked had no defaults till date, kudos to their investment strategy, team and strict due diligence process.

Borrowers pay 1–1.5% monthly, with inventory repurchased after 3–12 months at the original price. **TradeBacked's third fund, TB Bond, received a BBB+ rating* from Egan-Jones**

There is no guarantee that this Fund 4 would be rated the same.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Aditya Trivedi	Stock	50%
Sumit Saraf	Stock	50%

The above is the only ownership outstanding for the company. The ownership interests of a(n) FL Limited Liability Co give the owner the right to share in the profits of the company.


Organizational Chart
Aditya Trivedi
Sumit Saraf
50%
50%
TradeBacked
100%
100%
TB Fund Manager, LLC
(the "Manager")
TB Originations, LLC
("TB Originations")
& Investors
100%
TB Fund 1, LLC
100%
TB Fund 2, LLC
Series A
Series B
100%
TB Bond, LLC
Series A
Series B
100%
TB Fund 4, LLC
("the company")

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Aditya Trivedi

Title: Managing Partner
Key Responsibilities- Business Development and Loan Origination
Work history for the past 3 years- Managing Partner at TradeBacked
Biography: Aditya holds 16 years of experience in international trade finance. He specializes in origination, underwriting, monitoring, operations, and fund management, having raised and managed $600 million in trade finance for SMEs. He holds an MS in Finance from ICFAI, Hyderabad, and maintains a strong network of dealers, investors, and industry

Sumit Saraf

Title: Managing Partner
Key Responsibilities- Fund Raise, Raise Retail Investments
Work history for the past 3 years- Managing Partner at TradeBacked

Biography: Sumit Saraf is a seasoned serial entrepreneur with 16 years of experience in technology and commercial trading. He is also an active venture capitalist focused on innovation. Sumit holds an MBA from MIT, Cambridge, and a Bachelor's in Engineering from VTU, Bangalore.

Darshan Bhinde
Title: VP of Finance
Key Responsibilities: Due Diligence, Credit Underwriting, Finance
Work History: Steering the finance helm at Barclays, Darshan has been pivotal in boosting operational efficacy through the design and deployment of KPIs and Banker Scorecards. His tenure has been marked by a relentless pursuit of process optimization and technological integration, which has significantly fortified our profitability margins. Previously, his strategic acumen flourished at House of Patels, where Darshan played a key role in formulating credit policies and performing due diligence for diverse financial products. There, he championed the financial restructuring initiatives that delivered a tangible cost advantage. His stewardship encompasses managing a robust portfolio exceeding $30 million, underpinned by his proficiency in financial controlling and new business ventures.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Repo Contracts	$5,000,000.00
Total	$5,000,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Limited Operating History

The Company has been operating only since 2021, a limited history for prospective investors to consider.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

● You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

<u>Interest Rate Might Not Adequately Compensate For Risk</u>

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

<u>No Registration Under Securities Laws</u>
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

<u>Incomplete Offering Information</u>
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

<u>Lack Of Ongoing Information</u>
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

<u>The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges</u>
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

<u>Cost of Enforcement</u>
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

Repayment Not Managed by Intermediary
Following the close of this offering, repayments to investors will not be handled by Honeycomb Portal LLC. Instead, TradeBacked Inc. will be solely responsible for managing all payments. Investors will rely entirely on TradeBacked's systems, processes, and financial standing for timely repayment. Any failure, delay, or operational issue within TradeBacked could result in late payments or total loss of capital.

Complex Investment Structure
This offering does not represent a direct investment in an operating business with traditional revenue or earnings. Instead, investor funds are used in a pooled credit strategy where TradeBacked provides inventory-backed financing to third-party borrowers. Investors may not have visibility into individual loan performance or borrower behavior. The complexity of this structure may increase risks not typically associated with small business debt offerings on this platform.

Reliance on Insurance and Third-Party Valuations
The collateral backing the underlying loans is insured and independently valued. However, investors are exposed to the risk that insurance may not pay out as expected, claims may be delayed or denied, or valuations may be inaccurate. In such cases, TradeBacked's ability to recover its capital, and in turn repay investors, may be compromised.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000.00	$5,000,000.00
Less: Intermediary Fee*	- $3,000.00	- $75,000.00
Net Proceeds	$97,000.00	$4,925,000.00

The total offering amount shall determine the blended fee rate:

Tier Floor	Tier Ceiling	Fee Rate	Fee added	Fee Total	Blended Success Rate
0	1,000,000	3.00%	$30,000	$30,000	3.00%
1,000,001	2,000,000	1.50%	$15,000	$45,000	2.25%
2,000,001	3,000,000	1.25%	$12,500	$57,500	1.92%
3,000,001	4,000,000	1.00%	$10,000	$67,500	1.69%
4,000,000	5,000,000	0.75%	$7,500	$75,000	1.50%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in TB Fund4 LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with TB Fund4 LLC ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "<u>Notes</u>." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 10.00% per year.

- The Company must repay your principal (the amount you invested) 36 months from the end of the 30-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- Investors have the option to request an early redemption after a 1 year holding period; there shall be an early repayment penalty of 3% on the investment. The Company can call (prepay early) your note after a 1 year holding period.

- Investment Cutoffs Exist on the 15ᵗʰ and last date of each month.
  - Invested By 15th: Interest prorated for remaining days, then full amortization.
  - Invested After 15th: Full amortization starts next month.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Issuer based on the Issuer' opinion about the value of the project.

The Issuer does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

      n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

9. *Disclosure of Investor Banking Information*

To facilitate repayments on this offering, Honeycomb Credit will share certain limited banking information (such as account and routing numbers) with TB Fund 4 LLC. This information will only be used for the purpose of processing scheduled repayments to investors. By investing, you consent to the sharing of this information with the issuer for repayment processing.

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors an asset-based lien in the inventory being purchased, pursuant to a Security Agreement in the form attached as Exhibit B.

FINANCIAL CONDITION OF THE ISSUER

Below is a summary of the Company's existing debt obligations:

The Company has no current debt obligations.

FINANCIAL INFORMATION

See Exhibit D for audited financial statement by a Certified Public Accountant

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i) at the time of the filing of this offering statement bars the person from:
   a)   association with an entity regulated by such commission, authority, agency or officer;
   b)   engaging in the business of securities, insurance or banking;
   c)   engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

Indemnification by Issuer: Issuer shall indemnify and hold Honeycomb Funding Portal harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) arising out of or in connection with (i) a breach of Issuer's representations and warranties or other obligations under this Agreement; (ii) the operation of Issuer's business; or (iii) the offering or sale of securities by Issuer. Issuer shall promptly notify Honeycomb Funding Portal of any actual or threatened claim by an investor relating to the Offering.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

   1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – NOTE PURCHASE AGREEMENT

NOTE PURCHASE AGREEMENT

TB Fund4 LLC,

as the Issuer,

AND

____
as the Holder

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**"), by and among TB Fund4 LLC (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a "**Holder**" and collectively the, "**Holders**")

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Recitals.

The Recitals are incorporated herein as if set forth at length.

1.2 Defined Terms.

Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document."   The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "Loan Documents."

ARTICLE II
NOTE PURCHASE TERMS

o 2.2 Purchase of Notes.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $5,000,000.00 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

o 2.3 Payment Terms.

o (a) Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below. Borrower is responsible for managing all repayments directly to investors, including calculating, distributing, and tracking payments in accordance with the terms of the Reg CF Security. Honeycomb will not facilitate or process payments on behalf of the Borrower.

Issuer Name	TB Fund4 LLC
Doing Business As	Tradebacked Inc
Offering Amount	$100,000 –$5,000,000

Security Type	Secured Loan
Interest Rate	10.00% per annum
Maturity	36 months fully amortizing
Payments	See 'Payment Terms'
Security Interest	Repurchase contracts backed by inventory and insurance
Personal Guaranty	None
First Payment	Within 60 after accepted investment

2.4   Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

2.5   Maximum Lawful Rate.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6   No Right to Cancel.

Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7   Issuer's Right to Reject Subscription.

Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

2.8   First Month Interest Clause and First Payment Details

Investment Cutoffs Exist on the 15th and last date of each month the investment is made on

- Invested amount received in Escrow By the 15th: Interest prorated for remaining days, then full amortization.
- Invested amount received in Escrow After 15th: Full amortization starts next month.

Payment Date: Last Day of the Month

Interest Accrual: Investments to be accepted by the Company on a rolling basis during the Offering Period. Investment Cutoffs Exist on the 15th and last date of each month the investment is made.

Investments need to have settled in the Escrow Account on or prior to the 15th in order to receive the prorated interest and be recognized as an accepted investment by the Company.

First Payment:

Within 60 days of the accepted investment. Investments made closer to the offering launch date will not be considered "accepted" until the company has received their first disbursement from this offering.

Transaction Commited by Investor	Transaction settled in Escrow	Before or after 15th period	Accepted Investment Date	Begins to Accrue Interest	Paid Interest Only	Starting to Accrue Principal + Interest	Paid Principal and Interest	First Payment Date timing from accepted investment
June 10th	June 14th	Before	June 15th	Pro Rata from 6/15-6/30	July 31	July 1	July 31	45
June 14th	June 15th	Before	June 15th	Pro Rata from 6/15-6/30	July 31	July 1	July 31	45
June 15th	June 17th	After	June 30th	None	NA	July 1	July 31	30
June 29th	July 2nd	Before	July 15th	Pro Rata from 7/15-7-31	August 30	August 1	August 30	45
Special Use Case - 21 Days until first Disbursement								
Launch Date = Example May 14th --- first disbursement held off until June 4								
May 14th	May 16th	Before	June 4th	Pro Rata from 6/15-6/30	July 31	July 1	July 31	57
May 20th	May 22nd	Before	June 4th	Pro Rata from 6/15-6/30	July 31	July 1	July 31	57
May 29th	June 1st	Before	June 4th	Pro Rata from 6/15-6/30	July 31	July 1	July 31	57

The attached chart shows a sample of how payments would be distributed to investors and how interest + principal would accrue. This chart is purely for informational purposes and is subject to update based on the actual launch date of the offering.

2.9   Callable by the Company or Redeemable by the Investor

Any day after 1 year from issuance

Redemption at the option of the Note Holder, with Penalty

- Noteholders will have the right to have all or a portion of their Note redeemed at any time after 1 year from issuance and up to the maturity date.
- Noteholders will receive remaining outstanding principal less a 3% penalty, plus any accrued but unpaid interest.
- *Note redemptions will occur in the order that notices are received. We are not required to establish a sinking fund or reserve for the redemption of Bonds and our ability to redeem Bonds will be subject to the availability of cash or other financing sources and cannot be assured.*

Redemption (callable) at the option of the Company, with no Penalty

- Company will have the right to redeem (or call) all or a portion of Note at any time after 1 yr from issuance and up to the maturity date.
- Noteholders will receive remaining outstanding principal plus any accrued but unpaid interest. The company does not pay an early repayment penalty in this event.

.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

3.2   Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

3.3   Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.4   Holder's Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a)   Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b)   Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c)   No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d)   Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e)   Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f)   Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k)   Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l)   No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m)   No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n)   Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o)   Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

(i)   Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

(ii)   Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii) Anti-Money Laundering Laws. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv)   Additional Information. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p)   Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i)   Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii)   Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii) Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv)   Investment Company. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v)   Anti-Terrorism and Money Laundering.
      (A)   Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.
      (B)   Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.
      (C)   Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV

COVENANTS

o   4.1   Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

▪   (a)   Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

▪   (b)   Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

▪   (c)   Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

o   4.2   Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

▪   (a)   Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

▪   (b)   Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

▪ (c)   Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

▪ (d)   No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

▪ (e)   Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

EVENTS OF DEFAULT

o   6.1   Event of Default. Any of the following shall constitute an "Event of Default":

▪ (a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

▪ (b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

▪ (c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

▪ (d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

▪ (e) Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

▪ (f) Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

▪ (g) Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

▪ 6.2 Remedies. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

▪ 6.3 Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). Any payments made by any Issuer during the Force Majeure Period are not subject to refund. The term length of the Note shall not be adjusted if the Force Majeure is put into effect.

ARTICLE VII

MISCELLANEOUS

▪ 7.1 LIMITATIONS ON DAMAGES. THE ISSUER WILL NOT BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

▪ 7.2   NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

▪ 7.3   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

▪ (a)   THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

▪ (b)   The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

▪ 7.4   Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

▪ 7.5   Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes.

▪ 7.6   Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent.

▪ 7.7   Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

▪ 7.8   Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

▪ 7.9   Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

EXHIBIT B – SECURITY AGREEMENT

SECURITY AGREEMENT

This Security Agreement by TB Fund4 LLC, FL Limited Liability Co (the "Debtor"), having a principal place of business located at 2980 NE 207th St, Suite 300, Aventura, FL 33180 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "Collateral Agent" or "Secured Party").

Recitals

A. The Debtor has entered into that certain Note Purchase Agreement (the "NPA") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "Notes") to holders (the "Holders") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "Portal"); and

B. Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1. **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "Collateral"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code

as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2. **Rights and Remedies of a Secured Party**. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3. **Authorization to File Financing Statements**. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4. **Debtor's Warranties, Representations and Agreements**. The Debtor represents and warrants to Secured Party and agrees that:

(a) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(b) The state of formation of the Debtor is FL. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(c) Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(d) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(e) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(f) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(g) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will not permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(h) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(i) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(j) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(k) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(l) Debtor and Secured Party will comply with each covenant set forth in the NPA;

(m) If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to the Collateral and Debtor's Books and Records in order to exercise Secured Party's rights to take possession thereof and to remove them from such premises;

(n) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party's security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(o) To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii) causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv) obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v) obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi) taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5.   **Use of Collateral; Casualty**. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6.   **Event of Default**. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a)   The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b)   Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c)   The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d)   The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7.   **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a)   Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b)   If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c)   Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d)   Retain all of Debtor's Books and Records;

(e)   Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8.   Expenses of Enforcement. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9.   Termination of Security Interest. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10.   Miscellaneous.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC 6008 Broad Street Pittsburgh, PA 15206
Debtor	c/o Sumit Saraf TB Fund4 LLC 2980 NE 207th St, Suite 300,Aventura, FL 33180

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) **Waiver of Jury Trial**. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h)   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i)   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j)   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k)   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l)   **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"Collateral" shall mean, collectively, all the personal property of the Debtor related to inventory acquired and held by the fund, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

(a) All inventory and goods held for sale or lease; (b) All repurchase contracts and agreements related to such inventory; (c) All insurance policies and proceeds covering such inventory; (d) All accounts and payment intangibles arising from the sale or disposition of inventory; (e) All documents of title relating to inventory; (f) All supporting obligations related to any of the foregoing; and (g) All proceeds, products, offspring, rents, revenues, issues, profits, royalties, income, benefits, accessions, additions, substitutions and replacements of and to any of the foregoing.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial condition of TB Fund4 LLC expressed in this Form C is accurate, true, and complete in all material respects. I certify that all statements of fact about the Company included in this Form C are accurate and complete to the best of my knowledge.

[Signature] *Sumit Saraf*

_____

Sumit Saraf

TB Fund4 LLC

EXHIBIT D - AUDITED FINANCIAL STATEMENTS

TB FUND4 LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED April 30, 2025

Table of Contents



AT&F International, Inc.
your global partner to thrive your business

Independent Auditor's Report

To the Board of Directors

TB Fund4 LLC
2980 NE 207TH ST STE 300
AVENTURA, FL. US 33180

Opinion

We have audited the financial statements of TB Fund4 LLC, which comprise the Balance Sheet as of April 30, 2025, along with Income Statement for the year then ended, Cash flow statement and the related notes to financial statements.

In our opinion, the accompanying statement of financial positions are present fairly, in all material respects, along with the financial position of TB Fund4 LLC as of April 30, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TB Fund4 LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Balance Sheet for the year ended April 30, 2025.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TB Fund4 LLC's ability to continue as a going concern.

Headquarter: 8 The Green, Ste D, Dover, Kent DE 19901, USA
Branches: US, UK, India, Australia, Canada, Ireland, Singapore, and Dubai
Contact us at: +1-9292071552; +91-9347615805; +91-9717435034
Email us at: info@atandfinternational.com | Web: www.atandfinternational.com



AT&F International, Inc.
your global partner to thrive your business

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS we:
- Exercise professional judgement and maintain professional skepticism through the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures on the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TB Fund4 LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about TB Fund4 LLC's ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SAGAR BAJAJ, CPA
License No.: CA-0014602
AT and F International, Incorporated
Firm License No.: CF-0010900
Kent, Dover, DE-19901

Headquarter: 8 The Green, Ste D, Dover, Kent DE 19901, USA
Branches: US, UK, India, Australia, Canada, Ireland, Singapore, and Dubai
Contact us at: +1-9292071552; +91-9347615805; +91-9717435034
Email us at: info@atandfinternational.com | Web: www.atandfinternational.com

TB Fund4 LLC
Statement of Financial Position
As of April 30, 2025

ASSETS	Amount (USD)
Current Assets	0.00
Fixed Assets	0.00
Total Assets	**0.00**
LIABILITIES & EQUITIES	
Liabilities	
Loan from shareholder	155.00
Equities	
Common Equity	0.00
Retained Earnings	-155.00
Total Liabilities & Equities	**0.00**

TB Fund4 LLC
Statement of Activities
for the year ended April 30, 2025

PARTICULARS	Amount (USD)
Revenue	0.00
Less: COGS	0.00
Gross Profit	**0.00**
Incorporation Expenses	155.00
Net Loss	**-155.00**

TB Fund4 LLC
Statement of Cash Flows
for the period ended April 30, 2025

PARTICULARS	Amount (USD)
Cash used in operating activities	
Company Incorporation Expenses	-155.00
Cash flow from investing activities	
Investment Proceeds	0.00
Cash flow from financing activities	
Loan proceeds from shareholder	155.00
Net Cash flow for the period	**0.00**
Beginning cash and cash equivalent	**0.00**
Ending cash and cash equivalent	**0.00**

TB Fund4 LLC
Notes to Financial Statements

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the corporation have been prepared in accordance with AICPA's Financial Reporting Framework for Small- and Medium-Sized Entities in the United States of America.

NOTE 2-REVENUE RECOGNITION:

Net sales consist of revenue from sale of services. The Company recognizes revenue at the amount to which it expects to be entitled when control of services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of services are transferred to its customers.

For the Company's services net sales, control transfers over time as services are delivered. Payment for services net sales is collected within a short period (generally, on delivery) following transfer of control or commencement of delivery of services, as applicable.

For certain long-term service arrangements, the Company has performance obligations for services it has not yet delivered. For these arrangements, the Company does not have a right to bill for the undelivered services.

There is no revenue/deferred revenue to be recorded this year. There are no receivables to recognize as revenue for the period.

NOTE 3- CASH AND CASH EQUIVALENTS

The Company Considers all the highly liquid investments with original maturities of three months or less are considered cash equivalents. As of April 30, 2025, the Company did not have any cash

NOTE 4- ACCOUNT RECEIVABLES

During the period, there were no accounts receivable.

NOTE 5- FIXED ASSETS

Fixed Assets are stated at cost. Depreciation is recognised once assets are placed into services using the straight-line method over the estimated useful lives.

There are no Fixed Assets in the Company.

NOTE 6- CURRENT LIABILITIES AND NON-CURRENT LIABILITIES

The company had non-current liabilities of $155 as loan from shareholder.

NOTE 7- SHAREHOLDERS' EQUITY

No equity has been issued yet. Retained earnings are Negative $155

Note 8- CONTINGENCIES

No Commitments or contingencies: As of April 30, 2025, the company has no known commitments or contingencies.

APPENDIX - EXPANDED BUSINESS DESCRIPTION

Expanded Business Description

TradeBacked was organized on November 23, 2021 for the purpose of engaging in trade finance activities. The Company, TB Fund 4 LLC, is governed by its own Operating Agreement. TB Fund Manager, LLC, a Delaware limited liability company, is the sole owner and also acts as the sole manager of the Company (the "Manager"). The Company, its Manager, TradeBacked, and TB Originations are each controlled by Aditya Trivedi and Sumit Saraf (collectively, the "Principals"). Pursuant to the governing documents of the Company and TradeBacked, the Principals directly or indirectly exercise all authority over the Company's and TradeBacked's day-to-day management and operations as well as those of their subsidiaries.

See the 'owners of The Company' section of the Form C for an Organizational Chart

The Company's Business

The Company invests in short-term, off-balance sheet financings provided to small and medium-sized businesses such as manufacturers, traders, and dealers in order to facilitate the trade of goods. On the Company's behalf, TB Originations seeks to identify cashflow positive small and medium sized businesses (SMEs), preferably above $50 million in annual revenue, three (3) years' minimum operating history. The Company will generally engage in two types of financing options:

- Inventory buyback agreements. These types of agreements are used generally for items such as agricultural commodities, fertilizer and chemicals, metals and minerals, oil and gas, and textiles – i.e. commodities, raw materials or products generally not displayed to retail consumers. In such instances, we retain physical possession in our warehouses until needed.

- Sale and leaseback agreements. These types of agreements are used generally for items such as consumer electronics, fast-moving consumer goods, and luxury goods – i.e. products that are displayed to the retail consumer. The merchant has need of physical possession of the goods.

- **Warehouse Agreements**. The Company's Warehouse Financing program provides a strategic and secure financing option for businesses within the segment of high-value inventory (details of which will be specified.) This program offers a variable tenure ranging from 6 to 24 months, which is designed to be in harmony with the specific cash flow patterns of each business. Ensuring the safety of the inventory is critical, and as such, it is a mandatory requirement for the inventory to be insured against any potential loss or damage. This insurance holds whether the inventory is kept on the company's premises or housed in a designated secure warehouse. Despite the inventory being pledged as collateral, the business retains ownership, thus guaranteeing continuous usage without disruption. The amount of financing provided is calculated at a competitive 50% to 80% of the appraised value of the inventory, offering significant liquidity while maintaining minimal obligations. In accordance with the strategic approach to portfolio allocation, an initial 20% is allocated to such financing contracts after the Fund's inauguration, with plans to incrementally increase this allocation. As part of the agreement, businesses are obliged to fulfill monthly lease payments throughout the term. At the conclusion of the lease, businesses are expected to buy back the inventory. Should there be a failure to adhere to the payment schedule, the business must either catch up on the overdue payments or repurchase the inventory within a grace period of 30 days, with possible extensions determined individually. In the event that payments are not rectified, or the inventory is not repurchased upon the lease's maturity, it will result in a default. Additionally, if the inventory's baseline falls below 80% of the total asset quantity or value, default procedures will be initiated. Subsequently, the Company assumes the right to take control of the inventory and liquidate it via auction. Inherent to the initial transaction is the execution of a contingent obligation or promissory note by the customer's U.S. legal entity and its parent company, if applicable, which binds the signatories to compensate the Company for any discrepancies between the company's purchase price and the auction sale price.

At the end of the agreement, the small or medium-sized business will "repurchase" the inventory at the same price sold. The Company generates revenue through a custodial fee, in the context of buyback agreements, and a monthly lease fee in the case of leaseback agreements, of between 1% and 2.0% based on its purchase price of the asset (see below for how purchase price is determined), for the duration of the term of the agreement. For its services, TB Originations will receive an origination fee from the Company of 0.5% annually of the total amount of capital provided in the applicable deal that it originates. In the case of inventory buyback agreements, TB Originations will also receive a warehouse storage fee from the customer. Proceeds raised in the offerings of the various series of senior secured promissory notes and bonds will be used to pursue the Company's business and, in connection therewith, may be used as cash collateral and/or inventory collateral.

As part of its risk mitigation strategy, the Company intends to maintain a portfolio of assets diversified by client and the asset classes described above. The Company intends to maintain a portfolio consisting of no more than 25% from the same client, and no more than 25% of assets of the same a set class, all as determined by the purchase price of assets then owned by the Company, and as calculated by the number of deployments over the course of the year. Further and to the extent possible, the Company will seek to achieve these diversification targets within each individual series; accordingly, the Company may establish a minimum offering amount for one or more series of Bonds in order to guarantee a certain level of diversification within such series is achieved. Nevertheless, the foregoing target amounts may be exceeded from time to time, particularly earlier in the offering, and higher concentrations may exist in the asset base. Additionally and as a further risk mitigation strategy, TB Originations has acquired insurance on behalf of the Company to cover the risk of default by its counterparties (See "*Insurance*," below).

Each customer will be required to have and maintain an entity domesticated in the United States (which may be a U.S. subsidiary of a foreign parent company), through which it will receive financing from the Company. All trade finance transactions will be in U.S. dollars. The Company will initially only provide funding to clients with whom TradeBacked and/or TB Originations have a preexisting relationship. TB Originations plans to develop a technology platform through which it will onboard customers and manage the Company's portfolio of assets.

Inventory Buyback Agreements. Pursuant to the inventory buyback agreement, the customer will sell the inventory as between 70% and 80% of its appraised value and will be required to repurchase the inventory at the same price between 3 and 12 months from the date of the contract unless extended.

The customer's goods must be delivered to a warehouse in the custody of TB Originations' approved third party vendors. The customer will only receive financing upon presentation of a pre-specified order from an off-taker. Once verified, the Company will provide the financing to the customer. The customer must pay their monthly custodial fees until the maturity date of the transaction and repurchase the inventory upon the maturity date. If the customer fails to pay the monthly fees, it must either make up those payments or repurchase the inventory, under a 30-day window, subject to extensions on a case-by-case. Failure to remedy missed payments, or repurchase inventory at maturity,[1] results in default. Upon default, the Company will dispose of the inventory by selling the inventory through an auction house and paying the proceeds of the auction to the Company. As part of the original transaction, the customer's United States legal entity and its parent company (if any) will have executed a contingent obligation or promissory note obligating the signatories to pay the Company the amount of any shortfalls between the purchase price paid by the Company for the inventory and what the Company was able to sell the inventory through an auction.

Sale and Leaseback Agreements. As discussed above, certain types of merchants (e.g., luxury goods, such as luxury cars, watches, and jewelry) need to retain possession of their assets in order to conduct their business operations but require financing until they can find true buyers. In those situations, the Company offers a sale and leaseback financing option, whereby the customer sells its asset between 70% and 80% of the appraisal price, transfer the title ownership of the asset to the Company, leases the asset from the Company, and repurchases the asset at the price it originally sold it for within 12 months from the date of commencement of the lease term. The customer must make monthly lease payments for the duration of the lease, and at the end of the lease, the customer

---

[1] Under either an inventory buyback agreement, or sale and leaseback agreement, a customer has the option to swap the original asset for an asset of equal or greater value, although this is rare as a matter of industry practice.

must repurchase the asset. If the customer fails to make the monthly lease payments, it must either make up those payments or repurchase the inventory, under a 30-day window, subject to extensions on a case-by-case basis. Failure to remedy missed payments, or repurchase inventory at maturity,[2] results in default. Upon default, the Company will take control and dispose of the inventory by selling the inventory through an auction. As part of the original transaction, the customer's United States legal entity and its parent company (if any) will have executed a contingent obligation or promissory note obligating the signatories to pay the Company the amount of any shortfalls between the purchase price paid by the Company for the inventory and what the Company was able to sell the inventory for at auction.

<u>Investment Objective & Investment Process</u>. The Company's investment objective is to provide attractive returns to investors generated from trade finance agreements with small and medium sized merchant companies. The Company enters into collateralized, short-term trade finance transactions, which involve all facets of the trade cycle including the purchasing, transportation, and storing of the underlying products as well as the final sale of the product to the off-taker. The aim of this approach is to maintain control and ownership of the collateral throughout the trade to help reduce the risk of default by the borrowers.

The Company's investment process is summarized below.

Origination. On behalf of the Company, TB Originations will identify suitable investment opportunities and will conduct a preliminary screening of each potential customer's creditworthiness, collateral, revenue, business operations, operating history, management team, and risks.

Evaluation. If the investment opportunity passes a preliminary screening, and after a term sheet is signed, each potential customer will be charged variable administration and underwriting fees by TB Origination. Once paid, TB Originations will check for red flags of the customer and the relevant asset, conduct know- your-customer, operational, financial, and on-site due diligence, and perform a credit risk assessment. The inventory to be sold must be appraised by an approved third-party vendor of TB Originations, and the customer will be responsible for paying the cost of an appraisal of the inventory.

Execution. If the investment opportunity is approved, TB Originations will assign the transaction to the Company to complete. The customer must have and maintain an entity domesticated in the United States (which may be a U.S. subsidiary of a foreign parent company), through which it will receive financing from the Company. All trade finance transactions will be in U.S. dollars. The customer will be required to take insurance covering the inventory, with the Company as the primary beneficiary. At the same time the customer enters into a financing agreement with the Company and executes a promissory note (described above), the customer will assign inventory to be used in the proposed trade finance transaction to the United States entity (if not already owned by such entity). In the case of inventory buyback agreements, the inventory is stored in a warehouse controlled by a vendor approved by the Company or TB Originations.

Revenue. The Company will receive monthly custodial fees and/or monthly lease payments depending on the type of, and pursuant to, a trade finance agreement with each customer. TB

Originations will receive an origination fee from the Company of 0.5% annually of the total amount of capital provided in the applicable deal that it originates. In the case of inventory buyback agreements, TB Originations will also receive a warehouse storage fee from the customer.

Exit. The investment will liquidate when the customer repurchases the inventory or, in the case of default, the Company auctions the inventory.

Leverage. The Company will not utilize leverage in its business operations except to the extent of its equity capital contributions. The Company will not provide loans to its principals or sponsors of its affiliates.

Vendors. TradeBacked and its affiliates and subsidiaries have partnered with Technical Controls and Inspection Services (TCIS) International Evaluating Services, LLC[2] a multinational independent inspection company, that is capable of providing valuation and appraisal, bonded warehousing (CMA), and shipping. The Company will ensure that warehousing services provided by TCIS and other vendors include insurance covering inventory stored in their warehouses. TradeBacked has also partnered with several other service providers, including: (i) Dun & Bradstreet Corporation for due diligence and underwriting; (ii) Corporate Screening & Investigations, Inc. for business diligence and know your customer (KYC); and (iii) Relm Insurance Ltd of Bermuda for insurance and underwriting. TradeBacked and/or the Company may replace and/or hire additional third-party vendors and service providers as its deal flow grows and, accordingly, the foregoing description of vendors is subject to change over time.

Insurance. The Company acquires broad "umbrella" type insurance to cover the entire business as well as policies specific to each particular trade finance transaction; this insurance covers not only casualty risks (covering the loss of inventory in a fire or flood, for example) but also default risk in the event the counterparty does not follow through on their inventory buyback and/or sale and leaseback agreement(s). With the Company named as the beneficiary of these insurance contracts, TradeBacked has sought to minimize the risk of loss to the Company under any potential circumstances. The Company will also ensure that inventory stored in warehouses will be covered by the insurance of their CMA vendor.

Although the Company actively seeks to acquire and maintain these insurance policies, there can be no guarantee that the Company will not experience an insured loss. For example, there may be a gap in coverage or a policy may expire prior to the Company experiencing a loss. Additionally, insurance contracts are highly detailed in providing for exclusions and the Company may in any instance believe that a risk is insured when in fact it is not. Claims made on insurance companies may be subject to substantial deductibles or policy limits, and claims may take many months or even years to settle, which may hurt the Company's financial position in the interim.

Impact Investing. Impact investing is deploying capital with the objective of achieving a positive, material economic, social, and/or environmental impact while delivering competitive financial returns. Small and medium enterprises (SMEs) play a major role in most economies across the globe. According to the World Bank, they represent about 90% of businesses and more than 50% of employment worldwide. They also contribute to at least up to 40% of the GDP in countries with

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[2] https://www.tcisinspect.com/

emerging economies.[3] However, access to finance is a key constraint for SMEs to grow their businesses in emerging markets and developing countries. SMEs are less likely to be able to obtain traditional financing, such as bank loans and letters of credit, than large enterprises. Instead, many of them rely on internal funds or cash from friends and family to launch and initially run their businesses. The trade finance gap, representing the difference between requests and approvals for financing to support exports and imports, was estimated to be $1.7 trillion in 2020, an increase of 15% from 2018, and representing 10% of global trade.[4]

This is where TradeBacked and the Company are positioned to help deliver positive societal returns across the globe. By providing capital to the SMEs who need it most but may be chronically underserved due to their size or jurisdiction, the Company's performance and investors' returns will be driven in large part by making a positive impact with these SMEs and, indirectly, increasing employment opportunities with SMEs around the world. TradeBacked is operating at the intersection of financial opportunity and societal improvement, allowing investors to participate in the economic upside while making a real impact in the lives of various communities.